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Exhibit 99.2

BIOVAIL CORPORATION

SECOND QUARTER 2005 INTERIM REPORT

FOR CANADIAN REGULATORY PURPOSES

BIOVAIL CORPORATION

SECOND QUARTER 2005 INTERIM REPORT
FOR CANADIAN REGULATORY PURPOSES

BASIS OF PRESENTATION

        All dollar amounts in this report are expressed in U.S. dollars. As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Biovail®, Cardisense®, Cardizem®, Cardizem® LA, CEFORM™, DrinkUp™, FlashDose®, Glumetza™, Instatab™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Tiazac® XC, Vasotec® and Vaseretic®. Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

FORWARD-LOOKING STATEMENTS

        "Safe Harbor" statement under the United States Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, reliance on third parties to distribute, promote and price certain of our key products, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada. We undertake no obligation to update or revise any forward-looking statement.

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BIOVAIL CORPORATION
CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At June 30, 2005	At December 31, 2004
ASSETS
Current
Cash and cash equivalents	$245,443	$34,324
Marketable securities	1,261	5,020
Accounts receivable	99,017	148,762
Inventories (note 4)	101,195	110,154
Deposits and prepaid expenses	7,995	16,395

	454,911	314,655
Long-term investments	57,490	54,270
Property, plant and equipment, net	179,625	186,556
Goodwill	102,909	102,909
Intangible assets, net (note 5)	1,162,042	1,296,352
Other assets, net	119,437	57,438

	$2,076,414	$2,012,180

LIABILITIES
Current
Accounts payable	$33,885	$41,120
Accrued liabilities	120,417	82,917
Income taxes payable (note 8)	22,732	24,594
Deferred revenue	20,530	8,141
Current portion of long-term obligations (note 6)	24,396	33,465

	221,960	190,237
Deferred revenue	103,881	16,525
Deferred leasehold inducements	4,955	4,914
Long-term obligations (note 6)	424,205	442,186

	755,001	653,862

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,405,116 and 159,383,402 issued and outstanding at June 30, 2005 and December 31, 2004, respectively (note 2 and 7)	1,523,220	1,523,021
Contributed surplus (note 2)	67,777	65,505
Deficit (note 2)	(294,816)	(258,518)
Cumulative translation adjustment	25,232	28,310

	1,321,413	1,358,318

	$2,076,414	$2,012,180

Commitments and contingencies (notes 11 and 12)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
REVENUE
Product sales	$204,824	$197,213	$365,992	$372,310
Research and development	6,705	2,673	14,231	6,889
Royalty and other	5,861	6,427	12,428	13,740

	217,390	206,313	392,651	392,939

EXPENSES
Cost of goods sold	60,986	59,052	103,090	111,193
Research and development	22,958	15,830	43,466	33,821
Selling, general and administrative	59,778	61,880	135,565	126,827
Amortization	40,005	40,262	80,567	81,895
Write-down of assets (note 3)	26,560	—	26,560	—
Restructuring costs (note 3)	18,607	—	18,607	—

	228,894	177,024	407,855	353,736

Operating income (loss)	(11,504)	29,289	(15,204)	39,203
Interest income	911	167	1,290	571
Interest expense	(9,475)	(9,402)	(18,280)	(21,232)
Foreign exchange loss	(153)	(1,318)	(691)	(356)
Other expense	(263)	(63)	(533)	(127)

Income (loss) before provision for income taxes	(20,484)	18,673	(33,418)	18,059
Provision for income taxes (note 8)	2,295	1,800	2,880	3,100

Net income (loss)	$(22,779)	$16,873	$(36,298)	$14,959

Earnings (loss) per share (note 9)
Basic	$(0.14)	$0.11	$(0.23)	$0.09

Diluted	$(0.14)	$0.11	$(0.23)	$0.09

Weighted average number of common shares outstanding (000s) (note 9)
Basic	159,398	159,084	159,391	159,043

Diluted	159,398	159,201	159,391	159,241

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Deficit, beginning of period	$(272,037)	$(313,179)	$(258,518)	$(222,931)
Net income (loss)	(22,779)	16,873	(36,298)	14,959

	(294,816)	(296,306)	(294,816)	(207,972)
Cumulative effect of change in accounting policy (note 2)	—	—	—	(88,334)

Deficit, end of period	$(294,816)	$(296,306)	$(294,816)	$(296,306)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(22,779)	$16,873	$(36,298)	$14,959
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization	52,193	45,943	99,635	93,065
Amortization and write-down of deferred financing costs (note 6)	1,262	812	2,074	2,699
Amortization of discounts on long-term obligations	462	1,017	1,153	2,394
Write-down of assets (note 3)	26,560	—	26,560	—
Stock-based compensation (note 2)	2,056	5,889	2,272	11,378
Other	127	(950)	176	(2,708)
Changes in operating assets and liabilities (note 10)	27,661	(25,763)	59,358	(14,127)

Net cash provided by operating activities	87,542	43,821	154,930	107,660

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax (note 3)	98,127	—	98,127	—
Additions to property, plant and equipment, net	(6,174)	(6,102)	(11,314)	(14,155)
Purchase of marketable securities	(1,326)	—	(5,470)	—
Proceeds from sales and maturities of marketable securities	1,360	—	4,618	—
Acquisition of business, net of cash acquired	—	—	—	(9,319)
Acquisitions of long-term investments	—	(245)	—	(245)

Net cash provided by (used in) investing activities	91,987	(6,347)	85,961	(23,719)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(16,778)	(19,701)	(28,500)	(52,796)
Issuance of common shares, net of issue costs	192	66	199	3,678
Repayments under revolving term credit facility, including financing costs	(1,300)	(40,300)	(1,300)	(122,550)
Proceeds on termination of interest rate swaps	—	6,300	—	6,300

Net cash used in financing activities	(17,886)	(53,635)	(29,601)	(165,368)

Effect of exchange rate changes on cash and cash equivalents	(122)	(129)	(171)	(175)

Increase (decrease) in cash and cash equivalents	161,521	(16,290)	211,119	(81,602)
Cash and cash equivalents, beginning of period	83,922	67,949	34,324	133,261

Cash and cash equivalents, end of period	$245,443	$51,659	$245,443	$51,659

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)

(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  On June 29, 2005, Biovail Corporation was continued under the Canada Business Corporations Act, as authorized by the Company's shareholders at the Company's Annual and Special Meeting of Shareholders on June 28, 2005. Prior to June 29, 2005, the Company was incorporated under the Business Corporations Act (Ontario).

  The Company is primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. The Company's main therapeutic areas of product-development focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BVF".

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, which do not conform in all respects to the requirements of Canadian GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with Canadian GAAP for the fiscal year ended December 31, 2004 (which were filed with the Ontario Securities Commission and other securities regulatory authorities in Canada on March 31, 2005). These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2004. There have been no material changes to the Company's significant accounting policies since December 31, 2004.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Impairment of long-lived assets

  The Company tests long-lived assets, which include property, plant and equipment, goodwill and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. This evaluation is performed by comparing the carrying values of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these cash flows are less than the carrying value of the asset, then the carrying value of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

  An evaluation of the carrying value of long-lived assets is required if indicators of potential impairment are present, such as damage or obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. While there were no significant indications of impairment of the carrying values of the Company's long-lived assets at June 30, 2005, the Company is currently reviewing a number of options to increase the value of its legacy products (Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the United States and Cardizem® CD that is sold in the United States and Canada). These products are in decline (in terms of prescription volumes) due to generic competition and are not strategic to the Company's business. The options the Company is considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to the Company's shareholders, which would involve the transfer of the assets to a new entity and the distribution of the shares of that entity to the Company's shareholders. The outcome of this review is not presently determinable, but it could result in a write-down of the carrying values of certain of the Company's long-lived assets.

  Stock-based compensation

  Effective January 1, 2004, the Company adopted the fair value-based method for recognizing employee stock-based compensation on a retroactive basis to January 1, 1996. At January 1, 2004, the cumulative effect of the change in accounting policy on prior periods resulted in a charge to deficit of $88,334,000 relating the fair value of stock options vested since January 1, 1996, an increase to common shares of $40,945,000 related to the fair value of stock options exercised since January 1, 1996, and an increase of $47,389,000 to contributed surplus related to the fair value of options vested but unexercised since January 1, 1996. The Company recorded total stock-based compensation expense of $2,056,000 and $5,889,000 in the three months ended June 30, 2005 and 2004, respectively, and $2,272,000 and $11,378,000 in the six months ended June 30, 2005 and 2004, respectively. Stock-based compensation reflected the forfeiture of 290,270 and 1,107,963 stock options in the three months and six months ended June 30, 2005, respectively, by certain former officers and employees, as a result of their departure from the Company.

  The fair values of all stock options granted during the three months and six months ended June 30, 2005 and 2004 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Expected option life (years)	4.0	3.7	4.0	3.8
Volatility	52.2%	55.5%	53.3%	56.0%
Risk-free interest rate	3.4%	4.0%	3.7%	3.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%

  The Black-Scholes option-pricing model used by the Company to calculate option values was developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

3.     DISPOSITION AND RESTRUCTURING

  Kos Pharmaceuticals, Inc. ("Kos")

  On May 2, 2005, the Company sold all of its rights to Teveten and Teveten HCT, and the distribution rights to Cardizem® LA in the United States and Puerto Rico, to Kos. The Company will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. The Company and Kos will also collaborate on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to U.S. Food and Drug Administration ("FDA") approval, the Company will be the exclusive manufacturer and supplier of the combination product to Kos.

  In consideration for these transactions, Kos paid the Company $105,477,000 in cash, less withholding tax of $7,350,000. Kos may make additional payments to the Company related to the development of the combination product; however, the Company will only recognize these payments if the development milestones are achieved. Under the terms of the Cardizem® LA distribution agreement, the Company agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008.

  The Kos transactions comprise multiple deliverables (sale of product and distribution rights, manufacturing and supply activities, and research and development services). In accordance with its revenue recognition accounting policy, the Company evaluated whether the deliverables represented separate units of accounting. The Company determined that it had objective and reliable evidence of the fair value of the delivered item (the Teveten and Teveten HCT product rights); however, it did not have sufficient evidence of the fair values of the undelivered items, and therefore the Kos transactions represented a single unit of accounting. As a result, the up-front cash consideration of $105,477,000 was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. Revenue and related costs associated with the sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos.

  The disposal of Teveten and Teveten HCT to Kos resulted in a $25,507,000 write-down of the carrying value of these product rights to reflect their fair value of $53,700,000 (determined based on an independent valuation) at the date of disposition. The fair value of the Teveten and Teveten HCT product rights, as well as the cost of Teveten and Teveten HCT inventories of $3,019,000 that were sold to Kos, were re-characterized as a deferred charge associated with the Cardizem® LA manufacturing and supply arrangement. The total deferred charge of $56,719,000 and the withholding tax of $7,350,000 were recorded in other assets, and will be amortized to cost of goods sold and income tax expense, respectively, on the same seven-year, straight-line basis as the deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4,862,000 that were not purchased by Kos were written off to cost of goods sold.

  Restructuring

  Concurrent with the Kos transactions, the Company restructured its U.S. commercial operations. As a result, the Company reduced its primary-care and specialty sales forces by 307 positions, and its general and administrative functions by 30 positions. The Company notified the affected employees on May 2, 2005. In addition, Kos offered employment to 186 of the Company's sales representatives, of which 164 accepted positions with Kos. The Company retained 85 specialty sales representatives who will initially focus exclusively on the promotion of Zovirax Ointment and Zovirax Cream to dermatologists and obstetricians/gynaecologists. The Company incurred a restructuring charge of $18,607,000 primarily related to employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. The Company did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that the Company will continue to incur without economic benefit. A summary of restructuring costs is as follows:

	At May 2, 2005	Paid or Settled	At June 30, 2005
Employee termination benefits	$12,505	$(3,987)	$8,518
Contract termination costs	5,241	(768)	4,473
Professional fees and other	861	(861)	—

	$18,607	$(5,616)	$12,991

  The Company expects that the liability balance for employee termination benefits will be substantially paid prior to September 30, 2005. The liability balance for contract termination costs includes $1,490,000 related to a facility lease that will be settled over the remaining 10-year term of this lease. The Company expects that the remaining liability balance for contract termination costs will be paid or settled over the succeeding 12 months.

4.     INVENTORIES

	June 30, 2005	December 31, 2004
Raw materials	$48,164	$48,801
Work in process	20,910	14,862
Finished goods	32,121	46,491

	$101,195	$110,154

5.     INTANGIBLE ASSETS

	June 30, 2005		December 31, 2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$133,995	$703,698	$116,453
Acquired research and development	569,717	313,619	569,717	265,813
Product rights	416,432	95,422	484,773	95,502
Core technology	21,041	5,810	21,041	5,109

	1,710,888	$548,846	1,779,229	$482,877

Less accumulated amortization	548,846		482,877

	$1,162,042		$1,296,352

  Amortization expense amounted to $40,273,000 and $40,530,000 in the three months ended June 30, 2005 and 2004, respectively, and $81,103,000 and $82,431,000 in the six months ended June 30, 2005 and 2004, respectively.

  Teveten and Teveten HCT

  At March 31, 2005, the Company was evaluating a number of plans to recover the carrying value of the Teveten and Teveten HCT product rights. These plans reflected the Company's intent at that time to either continue selling Teveten and Teveten HCT with reduced marketing support or to enter into an agreement with a third party to market and sell these products. The Company evaluated the recoverability of the Teveten and Teveten HCT product rights at March 31, 2005, using a probability-weighted cash flow approach that reflected the likelihood of each of the plans under consideration. This evaluation indicated that the $79,600,000 carrying value of these product rights was recoverable at March 31, 2005. Subsequent to March 31, 2005, the Company entered into negotiations to dispose of these product rights. On May 2, 2005, these negotiations culminated with the disposition of the Company's rights to Teveten and Teveten HCT to Kos (as described in note 3 — Disposition and Restructuring). At the date of disposition, the cost and related accumulated amortization of the Teveten and Teveten HCT product rights were $94,341,000 and $15,134,000, respectively.

  Glumetza™

  In May 2002, the Company obtained from Depomed, Inc. ("Depomed") the rights to manufacture and market Glumetza™ (metformin hydrochloride ["HCl"]) in the United States and Canada. Glumetza™ is indicated for the treatment of Type II diabetes. The Company agreed to pay Depomed a $25,000,000 milestone fee upon approval of Glumetza™ by the FDA. In June 2005, the Company and Depomed received FDA approval for this product. Accordingly, the Company accrued the milestone fee owing to Depomed at June 30, 2005, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of 10 years.

  Tramadol ODT

  In April 2002, the Company obtained from Ethypharm S.A. ("Ethypharm") the rights to manufacture and market an orally disintegrating tablet ("ODT") formulation of the analgesic tramadol HCl in the United States, Canada and Mexico. The Company agreed to pay Ethypharm a $1,000,000 milestone fee upon approval of Tramadol ODT by the FDA. In May 2005, the Company received FDA approval for this product. Accordingly, the Company accrued the milestone fee owing to Ethypharm at June 30, 2005, and recorded a corresponding product right. This product right is being amortized using the straight-line method over its estimated useful life of eight years.

6.     LONG-TERM OBLIGATIONS

	June 30, 2005	December 31, 2004
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(1,734)	(1,916)
Fair value adjustment	3,829	4,158

	402,095	402,242
Vasotec® and Vaseretic® obligation	20,762	27,704
Zovirax obligation	21,481	32,230
Ativan® and Isordil® obligation	—	9,037
Deferred compensation	4,263	4,438

	448,601	475,651
Less current portion	24,396	33,465

	$424,205	$442,186

  Interest expense on long-term obligations amounted to $8,392,000 and $8,678,000 in the three months ended June 30, 2005 and 2004, respectively, and $16,547,000 and $18,659,000 in the six months ended June 30, 2005 and 2004, respectively.

  Revolving Term Credit Facility

  At June 30, 2005 and December 31, 2004, the Company had no outstanding borrowings under its revolving term credit facility. On May 25, 2005, the Company renewed this credit facility at $250,000,000 for a term of 364 days. The revolving period of this credit facility is renewable for additional 364-day terms. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding into a one-year term facility, repayable in four equal quarterly instalments. The interest rates charged under this credit facility and the financial covenants remain unchanged. The reduction in the borrowing capacity under this facility from $400,000,000 to $250,000,000 resulted in write-down of the related deferred financing costs of $536,000.

7.     STOCK OPTIONS OUTSTANDING

  The number of stock options outstanding at June 30, 2005 and December 31, 2004 were 8,631,245 and 7,712,262, respectively. During the six months ended June 30, 2005, 2,038,145 stock options were granted, 11,199 stock options were exercised and 1,107,963 stock options were forfeited.

8.     INCOME TAXES

  The Company's provision for income taxes is based on a number of estimates and assumptions made by management. The Company's consolidated income tax rate is affected by the amount of net income earned in its various operating jurisdictions and the rate of taxes payable in respect of that income. The Company and its subsidiaries enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which the Company and its subsidiaries operate could seek to tax a greater share of income than has been provided for by the Company. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions the Company has used in determining its consolidated tax provisions and accruals. This could result in a material effect on the Company's consolidated income tax provision and the net income for the period in which such determinations are made.

9.     EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share were calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Net income (loss)	$(22,779)	$16,873	$(36,298)	$14,959

Basic weighted average number of
common shares outstanding (000s)	159,398	159,084	159,391	159,043
Dilutive effect of stock options (000s)	—	117	—	198

Diluted weighted average number of
common shares outstanding (000s)	159,398	159,201	159,391	159,241

Basic earnings (loss) per share	$(0.14)	$0.11	$(0.23)	$0.09
Diluted earnings (loss) per share	$(0.14)	$0.11	$(0.23)	$0.09

  In the three months and six months ended June 30, 2005, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

	Three Months Ended June 30 2005	Six Months Ended June 30 2005
Basic weighted average number of common shares outstanding (000s)	159,398	159,391
Dilutive effect of stock options (000s)	43	53

Adjusted weighted average number of common shares outstanding (000s)	159,441	159,444

10.   CHANGES IN OPERATING ASSETS AND LIABILITIES

  Increases (decreases) in cash flows from operations as a result of changes in operating assets and liabilities were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Accounts receivable	15,883	(3,095)	49,238	23,900
Inventories	14,535	(5,853)	5,849	(10,805)
Deposits and prepaid expenses	3,474	(99)	8,190	4,268
Accounts payable	(3,979)	7,332	(7,309)	(16,269)
Accrued liabilities	1,326	(20,170)	11,004	(10,945)
Income taxes payable	(48)	(2,198)	(1,881)	(2,044)
Deferred revenue	(3,530)	(1,680)	(5,733)	(2,232)

	$27,661	$(25,763)	$59,358	$(14,127)

11.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment-related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company cannot currently predict or foresee the outcome of the legal proceedings it is involved in, or reasonably estimate the amount of any losses that may result from these proceedings. Accordingly, the Company has not accrued for any loss contingencies related to these proceedings at June 30, 2005. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial position and cash flows.

  Intellectual property

  RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of a Notice of Compliance ("NOC") to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier. A court date is expected to occur in, or about September 2005.

  RhoxalPharma has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005, the Court issued a decision finding that Novopharm's formulations do not infringe the listed patents. The decision has been appealed, but that appeal process does not prevent the issuance of an NOC to Novopharm.

  PharmaScience Inc. ("PharmaScience") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Apotex Inc. ("Apotex") has filed an ANDS in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). In accordance with the Patented Medicines (NOC) Regulations, Apotex served the Company with a Notice of Allegation dated June 7, 2005 claiming that Canadian Patent Nos. 2,211,085 and 2,242,224 would not be infringed by the sale in Canada of Apotex's generic version of Tiazac®. On July 21, 2005, the Company instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to Apotex until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

  Torpharm, Inc. ("Torpharm") has filed an Abbreviated New Drug Application ("ANDA") in the United States, seeking approval for a generic version of Cardizem® CD (120mg, 180mg, 240mg and 300mg). On November 21, 2001, the Company instituted legal proceedings in the United States District Court for the Northern District of Illinois Eastern Division pursuant to the Hatch Waxman Act which had the effect of precluding the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay. This litigation was settled by agreement of the parties on April 29, 2005. The settlement encompassed a general dismissal of all claims, counterclaims and defenses by all parties without any admission of liability by any party and without further consideration being exchanged.

  Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). On September 3, 2002, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay. This litigation was settled by agreement of the parties on April 29, 2005. The settlement encompassed a general dismissal of all claims, counterclaims and defenses by all parties without any admission of liability by any party and without further consideration being given.

  Anchen Pharmaceuticals Inc. ("Anchen") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant in the United States District Court for the Central District of California to the Hatch Waxman Act that preclude the FDA from granting approval to Anchen until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Abrika Pharmaceuticals LLLP ("Abrika") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings in the United States District Court for the Southern District of Florida pursuant to the Hatch Waxman Act that preclude the FDA from granting approval to Abrika until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Impax Laboratories Inc. ("Impax") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg). On March 7, 2005, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch Waxman Act that preclude the FDA from granting approval to Impax until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  Watson Laboratories Inc. ("Watson") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg). In accordance with the Hatch-Waxman Regulations, Watson served the Company with a Notice of Paragraph IV dated July 21, 2005 claiming that U.S. Patent Nos. 6,096,341 and 6,143,327 would not be infringed by the sale of Watson's generic version of Wellbutrin XL®. The Company is reviewing Watson's arguments of non-infringement and will determine by no later than September 2, 2005 whether an infringement action is warranted under 35 U.S.C. §271(e)(2), so as to trigger a 30-month stay on the approval of Watson's generic formulation of Wellbutrin XL®.

  Andrx Pharmaceutcials LLC ("Andrx LLC") has filed an ANDA in the United States, seeking approval for a generic version of Cardizem® LA (420mg). In accordance with the Hatch-Waxman Regulations, Andrx LLC served the Company with a Notice of Paragraph IV dated June 7, 2005 claiming that U.S. Patent Nos. 5,529,791 and 5,288,505 would not be infringed by the sale of Andrx LLC's generic version of Cardizem® LA. Pursuant to the Company's agreement with Kos, the Company had the option of either commencing an infringement suit against Andrx LLC directly, or delegating that responsibility to Kos for its consideration. Both the Company and Kos reviewed whether an infringement action was warranted under 35 U.S.C. §271(e)(2), so as to trigger a 30-month stay on the approval of Andrx LLC's generic formulation of Cardizem® LA. On August 10, 2005, Kos initiated a patent infringement action against Andrx LLC and Andrx Corporation ("Andrx"). The legal action commenced by Kos was brought in the name of Biovail Laboratories International SRL.

  Product liability

  Biovail Pharmaceuticals, Inc. ("BPI") has been named in two complaints — Superior Court of the State of California for the County of Los Angeles (January 4, 2002) and United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine and formerly marketed by BPI. The California case has been dismissed without prejudice. The Company has never been served with a summons in the second case. The Plaintiff in the second case has agreed to stay the action pending the outcome of the multi district litigation involving other parties.

  Antitrust

  Several class action or representative action complaints in multiple jurisdictions have been filed against the Company in which the Plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. Those actions filed in federal counts have been transferred to, and in some cases consolidated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch Waxman Amendments and the law. Moreover, the Company's position is that it is not responsible for Andrx's inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Court granted the Company's Motion for Summary Judgment seeking to dismiss several of those actions, which the Federal Plaintiffs have appealed. The Company has brought to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending, the Federal decision. The Court has directed the discovery concerning Andrx's problems that was already produced to the Federal Plaintiffs be made available to the State Plaintiffs. The Company will seek to have the amended complaint dismissed.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation, plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva") relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission ("FTC"). The Company believes these suits are without merit because, among other reasons, it is the Company's position that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "end-payors". The consumer and "end-payor" claims were re-filed in

  Superior Court of the State of California. The actions are proceeding on their merits through normal legal process.

  Securities class actions

  In the fourth quarter of 2003, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers as Defendants. On or about June 18, 2004, the Plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges, among other matters, that the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. More specifically, the Complaint alleges that the Defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The Plaintiffs seek to represent a class consisting of all persons other than the Defendants and their affiliates who purchased the Company's stock during that period.

  The Defendants responded to the Complaint by filing a motion to dismiss. The Court denied the motion to dismiss. The action is now proceeding on its merits through normal legal process.

  Defamation and tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion for summary dismissal of this action, which the Court granted in substantial part. The litigation is proceeding on the merits as to those claims that were not dismissed. In addition, the Plaintiff filed a Second Amended Complaint on March 24, 2005, and the Company has filed a second motion to dismiss directed at some of its claims. That motion to dismiss is currently pending. Treppel has claimed $100 million in damages but has provided no basis for the calculation of his claim.

  General civil actions

  Complaints have been filed by the City of New York, the State of Alabama and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies. The United States Judicial Panel on Multi District Litigation has ordered that all the New York cases be consolidated and co-ordinated with similar class action litigation and lawsuits brought by other governmental entities pending in the United States District Court for the District of Massachusetts. Counsel for the City of New York and for all the counties in New York (other than Erie) that have sued Biovail has orally agreed to discontinue the claims against the Company and certain others of the named defendants on a without prejudice basis, but that agreement has not yet been implemented. Activity in the Erie County and Alabama cases has largely been stayed pending the resolution of certain procedural matters. The Company has filed a pre-answer motion to dismiss the Amended Complaint brought by the State of Alabama. Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions were successful, any recovery against Biovail would likely not be material.

  Governmental and regulatory inquiries

  In July 2003, the Company received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") that a preliminary administrative inquiry has been initiated into the Company's clinical experience program related to the commercialization of Cardizem® LA. Recently, the OIG has indicated, through the issuance of subpoenas, its desire to interview certain persons (employees and non-employees) in order to confirm the Company's position as presented to the OIG. The Company is working diligently to resolve this matter, although it cannot predict the outcome or the timing of when this matter may be resolved.

  In March 2005, the SEC issued a subpoena for the Company pursuant to a formal order of investigation. The subpoena continues to seek the same historical financial and related information, including, but not limited to the Company's accounting and financial disclosure practices, as had been requested in the previously disclosed informal inquiry initiated in November 2003. However, the scope of the subpoena is broader, includes certain transactions associated with a corporate entity since acquired by the Company, and covers time periods from January 2001 through May 31, 2004. The Company has been fully co-operating, and continues to co-operate fully, with the SEC's investigation. The Company cannot predict either the outcome or the timing when this matter may be resolved.

  The Ontario Securities Commission ("OSC") has advised the Company that it is investigating, among other things, two issues relating to Biovail's accounting and disclosure in 2003. The first is whether the Company improperly recognized revenue for accounting purposes in relation to its interim financial statements for each of the four quarters in 2003. The second is whether the Company provided misleading disclosure in its press release dated October 3, 2003 concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003. The OSC has also advised that it is investigating four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC is also investigating whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. The Company has been co-operating and continues to co-operate fully with the OSC in these matters. The Company cannot predict the outcome or the timing of when this matter may be resolved.

  Although the Company is co-operating with these inquiries, it is unable at this point to predict the scope or outcome of these inquiries, and it is possible that one or more of them could result in the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and penalties, and/or other remedies and sanctions. The conduct of these proceedings could negatively impact the market price of the Company's securities. In addition, the Company expects to continue to incur expenses associated with responding to these agencies, regardless of the outcome, and these pending inquiries may divert the efforts and attention of the Company's management team from normal business operations.

12.   CONTRACTUAL OBLIGATION

  The Company amended its manufacturing agreement with Aventis Pharmaceuticals Inc. ("Aventis"), such that Aventis will continue to manufacture and supply the Company with Cardizem® products (excluding Cardizem® LA, which is manufactured by the Company) until December 31, 2006. Under the terms of the amended agreement, the Company is obligated to purchase approximately $12,600,000 worth of Cardizem® products from Aventis in both 2005 and 2006.

13.   SEGMENT INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto prepared in accordance with Canadian GAAP for the fiscal year ended December 31, 2004 (which were filed with the Ontario Securities Commission and other securities regulatory authorities in Canada on March 31, 2005).

        The discussion and analysis contained in this MD&A are as of August 11, 2005.

STRATEGIC UPDATE

        In May 2005, we entered into a strategic partnership with Kos Pharmaceuticals, Inc. ("Kos") and restructured our U.S. commercial operations. As a result, we no longer have a direct primary-care or cardiovascular specialty sales presence in the United States. Our approach to commercializing products in the United States will involve partnering with companies that have strong primary-care capabilities in our therapeutic areas of focus. In addition, we have maintained a specialty sales force that will focus on a number of select markets.

        We are also continuing to evaluate a number of options to increase the value of our legacy products (Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic® that are sold in the United States and Cardizem® CD that is sold in the United States and Canada). These products are in decline (in terms of prescription volumes) due to generic competition and are not strategic to our business. The options we are considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to our shareholders, which would involve the transfer of the assets to a new entity and the distribution of the shares of that entity to our shareholders. At this time, we cannot assess the impact that this transaction may have on our future results of operations, financial position and cash flows.

DISPOSITION AND RESTRUCTURING

Kos

        On May 2, 2005, we sold all of our rights to Teveten and Teveten HCT, and the distribution rights to Cardizem® LA in the United States and Puerto Rico, to Kos. We will be the exclusive manufacturer and supplier of Cardizem® LA to Kos at contractually determined prices over an initial seven-year supply term. We will also collaborate with Kos on the development of up to three products, including a combination product comprising Cardizem® LA and Vasotec®. Subject to U.S. Food and Drug Administration ("FDA") approval, we will be the exclusive manufacturer and supplier of the combination product to Kos.

        In consideration for these transactions, Kos paid us $105.5 million in cash, less withholding tax of $7.4 million. Kos may make additional payments to us related to the development of the combination product; however, we will only recognize these payments if the development milestones are achieved. Under the terms of the Cardizem® LA distribution agreement, we agreed to indemnify Kos (subject to certain conditions and limits) for lost profits in the event of generic competition to Cardizem® LA prior to December 31, 2008.

        The Kos transactions comprise multiple deliverables (sale of product and distribution rights, manufacturing and supply activities, and research and development services). In accordance with our revenue recognition accounting policy, we evaluated whether the deliverables represented separate units of accounting. We determined that we had objective and reliable evidence of the fair value of the delivered item (the Teveten and Teveten HCT product rights); however, we did not have sufficient evidence of the fair values of the undelivered items, and therefore the Kos transactions represented a single unit of accounting. As a result, the up-front cash consideration of $105.5 million was recorded in deferred revenue, and will be recognized in product sales on a straight-line basis over the seven-year Cardizem® LA supply term. Revenue and related costs associated with the sale of Cardizem® LA product to Kos will be recognized in earnings as title to the product transfers to Kos.

        The disposal of Teveten and Teveten HCT to Kos resulted in a $25.5 million write-down of the carrying value of these product rights to reflect their fair value of $53.7 million (determined based on an independent valuation) at the date of disposition. The fair value of the Teveten and Teveten HCT product rights, as well as the cost of Teveten and Teveten HCT inventories of $3.0 million that were sold to Kos, were re-characterized as a deferred charge associated with the Cardizem® LA manufacturing and supply arrangement. The total deferred charge of $56.7 million and the withholding tax of $7.4 million were recorded in other assets, and will be amortized to cost of goods sold and income tax expense, respectively, on the same seven-year, straight-line basis as the deferred revenue described above. Inventories of Cardizem® LA, Teveten and Teveten HCT totaling $4.9 million that were not purchased by Kos were written off to cost of goods sold in the second quarter of 2005.

Restructuring

        Concurrent with the Kos transactions, we restructured our U.S. commercial operations. As a result, we reduced our primary-care and specialty sales forces by 307 positions, and our general and administrative functions by 30 positions. We notified the affected employees on May 2, 2005. In addition, Kos offered employment to 186 of our sales representatives, of which 164 accepted positions with Kos. We retained 85 specialty sales representatives who will initially focus exclusively on the promotion of Zovirax Ointment and Zovirax Cream to dermatologists and obstetricians/gynaecologists. We incurred a restructuring charge of $18.6 million primarily related to employee termination benefits, contract termination costs and professional fees. Employee termination costs include severance and related benefits, as well as outplacement services. We did not pay termination benefits to those employees that were offered employment by Kos. Contract termination costs include facility and vehicle lease payments that we will continue to incur without economic benefit. At June 30, 2005, we had a remaining liability balance related to the restructuring of $13.0 million, of which $8.5 million related to employee termination benefits that we expect will be substantially paid during the third quarter of 2005.

Outlook

        We anticipate that the aforementioned events will have a material positive impact on our future results of operations and cash flows due to the cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT. In addition, the net amortization of the deferred revenue and other assets associated with the Kos transactions will positively impact our earnings by $5.9 million annually over the seven-year Cardizem® LA supply term. These factors will be partly offset by the lower revenue and gross profit on sales of Cardizem® LA product to Kos and the elimination of Teveten and Teveten HCT product sales.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical accounting policies or estimates since December 31, 2004.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

        Revenue increased 5% from $206.3 million in the second quarter of 2004 to $217.4 million in the second quarter of 2005 due to higher product sales and revenue generated from research and development activities. Revenue declined less than 1% from $392.9 million in the first half of 2004 to $392.7 million in the first half of 2005 due to lower product sales, offset by higher revenue generated from research and development activities.

        We recorded a net loss of $22.8 million (basic and diluted loss per share of $0.14) in the second quarter of 2005, compared with net income of $16.9 million (basic and diluted earnings per share of $0.11) in the second quarter of 2004. We recorded a net loss of $36.3 million (basic and diluted loss per share of $0.23) in the first half of 2005, compared with net income of $15.0 million (basic and diluted earnings per share of $0.09) in the first half of 2004.

        Our results of operations in the second quarter and first half of 2005 were impacted by the following events:

  •
  Write-off of $4.9 million (basic and diluted impact per share of $0.03) of Cardizem® LA, Teveten and Teveten HCT inventories that were not purchased by Kos;

  •
  Write-down of assets of $26.6 million (basic and diluted impact per share of $0.17) primarily related to the Teveten and Teveten HCT product rights sold to Kos; and

  •
  Restructuring costs of $18.6 million (basic and diluted impact per share of $0.12).

REVENUE

        Our revenue is derived primarily from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products.

  •
  Pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties.

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products.

        The following tables display the dollar amount of each source of revenue in the second quarters and first halves of 2005 and 2004, the percentage of each source of revenue compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)
	2005		2004		Change
Product sales	$204,824	94%	$197,213	96%	$7,611	4%
Research and development	6,705	3	2,673	1	4,032	151
Royalty and other	5,861	3	6,427	3	(566)	(9)

	$217,390	100%	$206,313	100%	$11,077	5%

	Six Months Ended June 30
($ in 000s)
	2005		2004		Change
Product sales	$365,992	93%	$372,310	95%	$(6,318)	(2)%
Research and development	14,231	4	6,889	2	7,342	107
Royalty and other	12,428	3	13,740	3	(1,312)	(10)

	$392,651	100%	$392,939	100%	$(288)	(—)%

Product sales

        The following tables display product sales by reporting category in the second quarters and first halves of 2005 and 2004, the percentage of each category compared with total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)
	2005		2004		Change
Wellbutrin XL	$70,469	34%	$79,133	40%	$(8,664)	(11)%
Zovirax	18,285	9	7,064	4	11,221	159
Cardizem® LA	17,599	9	23,634	12	(6,035)	(26)
Teveten	1,053	1	2,437	1	(1,384)	(57)
Biovail Pharmaceuticals Canada	23,683	12	23,907	12	(224)	(1)
Legacy	39,449	19	29,800	15	9,649	32
Generic	34,286	17	31,238	16	3,048	10

	$204,824	100%	$197,213	100%	$7,611	4%

	Six Months Ended June 30
($ in 000s)
	2005		2004		Change
Wellbutrin XL	$107,225	29%	$121,160	33%	$(13,935)	(12)%
Zovirax	45,405	12	34,917	9	10,488	30
Cardizem® LA	28,979	8	38,058	10	(9,079)	(24)
Teveten	6,534	2	7,116	2	(582)	(8)
Biovail Pharmaceuticals Canada	48,722	13	46,843	13	1,879	4
Legacy	69,866	19	56,008	15	13,858	25
Generic	59,261	16	68,208	18	(8,947)	(13)

	$365,992	100%	$372,310	100%	$(6,318)	(2)%

Wellbutrin XL

        Our extended-release ("ER") bupropion hydrochloride tablets ("Wellbutrin XL") are sold by GlaxoSmithKline plc ("GSK") in the United States. Our revenue from sales of Wellbutrin XL declined 11% and 12% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. In the second quarter of 2005, GSK's net sales of Wellbutrin XL exceeded the sales-dollar threshold to increase the supply price from the first to second tier.

        The declines in Wellbutrin XL revenue resulted from a reduction in the level of GSK's safety stock of trade product and lower shipments of sample supplies. During 2004, GSK had increased its safety stock of trade product in anticipation of our need to shift production in 2005 from Wellbutrin XL to scale-up activities for various products under development, including our Tramadol ER product.

Zovirax products

        Combined sales of Zovirax Ointment and Zovirax Cream increased 159% and 30% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. The increases in Zovirax sales reflected higher prescription volumes in the second quarter and first half of 2005, and a reduction in inventory levels of Zovirax at the wholesale level in the corresponding periods of 2004. In late 2004 and early 2005, we entered into distribution service agreements with our three major wholesalers. These agreements generally establish limits on inventory levels held by these wholesalers and are expected to moderate investment buying by these wholesalers, which can result in sales fluctuations unrelated to end-customer demand.

        In the first quarters of 2005 and 2004, we effected price increases for Zovirax. In the first quarter of 2004, this event had a significant effect on our Zovirax sales levels, as wholesalers purchased additional quantities of Zovirax in anticipation of the price increase. This resulted in significantly lower sales of Zovirax in the second quarter of 2004, compared with the first quarter of 2004. In the first quarter of 2005, the distribution service agreements reduced investment buying by our three major wholesalers and, as a result, the fluctuations in the sales levels of Zovirax between the first and second quarters of 2005 were not nearly as significant as those in the corresponding periods of 2004.

Cardizem® LA

        Sales of Cardizem® LA declined 26% and 24% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. The decline in Cardizem® LA sales in the second quarter of 2005 reflected that our contractual prices for Cardizem® LA sold to Kos are lower than what we historically charged for this product when selling direct to wholesalers. The decline in Cardizem® LA sales in the first half of

2005 was also due to unanticipated returns of expired product in the first quarter of 2005, primarily related to low end-customer demand for one package size of this product.

Teveten products

        Combined sales of Teveten and Teveten HCT declined 57% and 8% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. Sales of Teveten and Teveten HCT in the second quarter and first half of 2005 reflected only those sales made prior to May 2, 2005 (the date of the Kos transactions).

Biovail Pharmaceuticals Canada ("BPC") products

        BPC products are Tiazac® XC, Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase, which are sold in Canada. Sales of BPC products declined 1% overall in the second quarter of 2005, compared with the second quarter of 2004, and increased 4% overall in the first half of 2005, compared with the first half of 2004. The decline in BPC product sales in the second quarter of 2005 was due mainly to the introduction of generic competition for Wellbutrin® SR. The increase in BPC product sales in the first half of 2005 reflected growth in Tiazac® sales and the launch of Tiazac® XC in January 2005. Tiazac® XC is indicated for the treatment of hypertension.

Legacy products

        Our legacy products are Tiazac® (brand and generic), Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil®, which are sold primarily in the United States. Sales of our legacy products increased 32% and 25% overall in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. The increases in legacy product sales reflected higher sales of generic Tiazac® to Forest Laboratories, Inc. (which more than offset a decline in Tiazac® brand sales) and higher sales to wholesalers of our other legacy products (despite declines in prescription volumes for these products due to generic competition). During the last three quarters of 2004, our three major wholesalers reduced their inventories of our other legacy products in anticipation of the transition to distribution service agreements. As a result, sales of these products more closely reflected end-customer demand in the second quarter and first half of 2005, compared with the corresponding periods of 2004.

Generic products

        Our generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR, which we manufacture and sell to a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for distribution in the United States. Sales of our generic products increased 10% overall in the second quarter of 2005, compared with the second quarter of 2004, and declined 13% overall in the first half of 2005, compared with the first half of 2004. The increase in generic product sales in the second quarter of 2005 was mainly due to stronger sales of generic Cardizem® CD and generic Procardia XL. The decline in generic product sales in the first half of 2005 was mainly due to weaker sales of generic Adalat CC.

Research and development revenue

        Research and development revenue increased 151% and 107% in the second quarter and first half of 2005, compared with the corresponding periods of 2004. The increases in research and development revenue reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation.

Royalty and other revenue

        Royalty and other revenue declined 9% and 10% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. The declines in royalty and other income reflected a decrease in royalty income on Tiazac® brand sales by Forest due to generic competition that resulted in lower end-customer demand for this product. This factor was partially offset by an increase in royalty income from our interest in Tricor (fenofibrate).

OPERATING EXPENSES

        The following tables display the dollar amount of each operating expense item in the second quarters and first halves of 2005 and 2004, the percentage of each item compared with total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item. Percentages may not add due to rounding.

	Three Months Ended June 30
($ in 000s)
	2005		2004		Change
Cost of goods sold	$60,986	28%	$59,052	29%	$1,934	3%
Research and development	22,958	11	15,830	8	7,128	45
Selling, general and administrative	59,778	27	61,880	30	(2,102)	(3)
Amortization	40,005	18	40,262	20	(257)	(1)
Write-down of assets	26,560	12	—	—	26,560	N/A
Restructuring costs	18,607	9	—	—	18,607	N/A

	$228,894	105%	$177,024	86%	$51,870	29%

	Six Months Ended June 30
($ in 000s)
	2005		2004		Change
Cost of goods sold	$103,090	26%	$111,193	28%	$(8,103)	(7)%
Research and development	43,466	11	33,821	9	9,645	29
Selling, general and administrative	135,565	35	126,827	32	8,738	7
Amortization	80,567	21	81,895	21	(1,328)	(2)
Write-down of assets	26,560	7	—	—	26,560	N/A
Restructuring costs	18,607	5	—	—	18,607	N/A

	$407,855	104%	$353,736	90%	$54,119	15%

Cost of goods sold and gross margins

        Cost of goods sold increased 3% in the second quarter of 2005, compared with the second quarter of 2004, and declined 7% in the first half of 2005, compared with the first half of 2004. Gross margins based on product sales were 70% and 72% in the second quarter and first half of 2005, respectively, compared with 70% in both the second quarter and first half of 2004. In the second quarter of 2005, following a review of existing market conditions for Cardizem® CD, we recorded a provision of $5.7 million for inventory of this product in excess of expected demand. We anticipate a continuing decline in Cardizem® CD prescriptions due to increasing competition from generics and Cardizem® LA. In addition, we wrote off the $4.9 million of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos. Excluding these inventory charges, our normalized gross margins were 75% in both the second quarter and first half of 2005.

        The increases in normalized gross margins reflected mainly manufacturing efficiencies that are continuing to be achieved in the production of Wellbutrin XL, as well as a decrease in the proportion of lower margin Wellbutrin XL sample supplies versus trade product sales in the second quarter and first half of 2005, compared with the corresponding periods of 2004. In the second quarter of 2005, we initiated the amortization of the deferred charge related to a reduction in the Zovirax supply price to be paid to GSK. Although this amortization had an insignificant impact on the Zovirax gross margin in this quarter, we estimate that the amortization of this deferred charge will amount to approximately $7.0 million in the second half of 2005.

Research and development expenses

        Research and development expenses increased 45% and 29% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. We invested 11% of total revenue in research and development activities in both the second quarter and first half of 2005, compared with 8% and 9% in the second quarter and first half of 2004, respectively. The increases in research and development expenses were primarily due to increased spending on our late-stage product development programs, and costs associated with a higher level of contract research services provided to external customers. Research and development activities in the second quarter and first half of 2005 included line extension and enhanced formulation programs for tramadol, bupropion, and the anti-depressant venlafaxine. In addition, we are proceeding with a clinical program to provide additional data to the FDA to support our New Drug Application ("NDA") filing for Tramadol ER.

        We achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

  •
  In May 2005, we received final approval from the FDA for our orally disintegrating tablet ("ODT") formulation of tramadol. We are currently in discussions with potential partners to commercialize this product, as well as our Tramadol ER formulation. In June 2005, we accrued a $1.0 million milestone fee payable to Ethypharm S.A. associated with the approval of this product, and we recorded a corresponding addition to product rights. This milestone was paid in July 2005.

  •
  In May 2005, we received tentative approval from the FDA for our NDA for zolpidem ODT, for the treatment of insomnia. Final approval for this product cannot be made effective until the expiration of Sanofi-Aventis's patent for Ambien in October 2006.

  •
  In May and June 2005, we received approval from the Therapeutic Product Directorate in Canada and the FDA for Glumetza™ (metformin), for the treatment of Type II diabetes. Glumetza™ was developed in collaboration with Depomed, Inc. ("Depomed"). In June 2005, we accrued a $25.0 million milestone fee payable to Depomed associated with the approval of this product, and we recorded a corresponding addition to product rights. This milestone was paid in July 2005. We are currently in discussions with potential partners to commercialize Glumetza™ in the United States. In Canada, we intend to commercialize this product in the fourth quarter of 2005 through BPC, our Canadian sales and marketing division.

Selling, general and administrative expenses

        Selling, general and administrative expenses decreased 3% in the second quarter of 2005, compared with the second quarter of 2004, and increased 7% in the first half of 2005 compared with the first half of 2004. As a percentage of total revenue, selling, general and administrative expenses were 27% and 35% in the second quarter and first half of 2005, respectively, compared with 30% and 32% in the second quarter and first half of 2004, respectively. The decline in selling, general and administrative expenses in the second quarter of 2005 reflected lower compensation costs following the reduction in headcount in our primary-care and specialty sales forces, as well as a decrease in stock-based compensation from $5.9 million in the second quarter of 2004 to $1.9 million in the second quarter of 2005, which reflected the forfeiture of stock options by certain of our former officers and employees, as a result of their departure from us. These factors were partially offset by higher corporate expenses resulting from our corporate governance and Sarbanes-Oxley compliance initiatives, as well as an expansion of our executive group. The increase in selling, general and administrative expenses in the first half of 2005 reflected the higher corporate expenses and a higher average headcount in our primary-care and specialty sales forces, as well as an increase in sales and marketing activities to support our Zovirax products, and the Cardizem® LA and Teveten products prior to the transactions with Kos. In the first half of 2004, we were in the process of expanding and realigning of our primary-care sales force, which resulted in a number of temporary vacancies in field sales-force positions, as well as the postponement of certain sales and marketing activities, during that period. These factors were partially offset by a decrease in stock-based compensation from $11.4 million in the first half of 2004 to $2.3 million in the first half of 2005, which reflected the aforementioned forfeiture of stock options.

        The decline in selling, general and administrative expenses as a percentage of total revenue in the second quarter of 2005, compared with the first half of 2005, reflected the impact of the Kos transactions and concurrent restructuring of our U.S. commercial operations. These events resulted in immediate cost savings associated with a reduction in headcount in our primary-care and cardiovascular specialty sales forces and the discontinuance of spending on sales and marketing activities to support the Cardizem® LA and Teveten products.

Amortization expense

        Amortization expense declined 1% and 2% in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004. The declines in amortization expense reflected the final amortization of our interest in generic omeprazole in the first quarter of 2004, and the discontinuance of amortization of the Teveten and Teveten HCT product rights following the Kos transactions. As a result of the disposal of the Teveten and Teveten HCT product rights, amortization expense will be reduced by $1.2 million per quarter or $4.7 million annually.

Write-down of assets

        In the second quarter of 2005, the disposal of the Teveten and Teveten HCT product rights to Kos resulted in a $25.5 million write-down of the carrying value of these product rights to reflect their fair value of $53.7 million at the date of disposition. In addition, we wrote-off our $0.7 million investment in convertible debentures of Procyon Biopharma Inc. ("Procyon"), as a result of our decision to terminate the Fibrostat licensing agreement with Procyon.

Restructuring costs

        In the second quarter of 2005, we incurred a charge of $18.6 million associated with the restructuring of our U.S. commercial operations. At June 30, 2005, the liability balance for restructuring costs incurred, but not paid or settled, was $13.0 million.

OPERATING INCOME OR LOSS

        We recorded an operating loss of $11.5 million in the second quarter of 2005, compared with operating income of $29.3 million in the second quarter of 2004. We recorded an operating loss of $15.2 million in the first half of 2005, compared with operating income of $39.2 million in the first half of 2004. In the second quarter and first half of 2005, charges related to the cost of inventories not purchased by Kos, the write-down of assets and restructuring activities reduced operating income by a total of $50.0 million.

        Operating income in the second quarter of 2005, compared with the second quarter of 2004, reflected a higher normalized gross margin on product sales, and lower sales force costs and stock-based compensation. These factors were offset by increased research and development spending and higher corporate expenses. Operating income in the first half of 2005, compared with the first half of 2004, reflected increased spending on research and development and sales and marketing activities, as well as higher sales force costs and corporate expenses. These factors were offset by a higher normalized gross margin on product sales and lower stock-based compensation.

NON-OPERATING ITEMS

Interest expense

        Interest expense was $9.5 million and $18.3 million in the second quarter and first half of 2005, respectively, compared with $9.4 million and $21.2 million in the second quarter and first half of 2004, respectively. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

Provision for income taxes

        Our effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $2.3 million and $2.9 million in the second quarter and first half of 2005, respectively, and $1.8 million and $3.1 million in the second quarter and first half of 2004, respectively. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States prior to the transactions with Kos and restructuring activities.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of net income earned in our various operating jurisdictions and the rate of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated tax provisions and accruals. This could result in a material effect on our consolidated income tax provision and the net income for the period in which such determinations are made.

SUMMARY OF QUARTERLY RESULTS

        The following tables present a summary of our quarterly results for each of the eight most recently completed quarters:

	2005		2004
($ in 000s, except per share data)
	Q2	Q1	Q4	Q3
Revenue	$217,390	$175,261	$277,879	$215,725
Net income (loss)	(22,779)	(13,519)	17,602	20,186
Basic and diluted earnings (loss) per share	$(0.14)	$(0.08)	$0.11	$0.13

	2004		2003
($ in 000s, except per share data)
	Q2	Q1	Q4	Q3
Revenue	$206,313	$186,626	$199,735	$215,314
Net income (loss)	16,873	(1,914)	(138,302)	13,351
Basic and diluted earnings (loss) per share	$0.11	$(0.01)	$(0.87)	$0.08

        The increase in revenue in the second quarter of 2005, compared with the first quarter of 2005, was due mainly to an increase in sales of Wellbutrin XL to GSK. In the first quarter of 2005, GSK reduced the level of its safety stock of Wellbutrin XL, after ordering additional quantities of this product during 2004, in anticipation of our need to shift production from Wellbutrin XL to other of our products under development. In addition, the increase in revenue reflected the impact of the tiered supply price for Wellbutrin XL, which is reset to the lowest tier at the start of each calendar year. In the second quarter, GSK's net sales of Wellbutrin XL exceeded the sales-dollar threshold to increase the supply price from the first to second tier.

        The increase in the net loss in the second quarter of 2005, compared with the first quarter of 2005, was primarily due to the charges related to the write-down of assets and restructuring activities, as well as lower gross profit on Cardizem® LA product sales and the elimination of Teveten and Teveten HCT product sales following the transactions with Kos. These factors were partially offset by the cost savings associated with the reduction in headcount in our U.S. commercial operations, as well as the discontinuance of spending on sales and marketing activities to support Cardizem® LA, Teveten and Teveten HCT.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at June 30, 2005 and December 31, 2004:

($ in 000s)	At June 30, 2005	December 31, 2004
Working capital	$232,951	$124,418
Long-lived assets	1,564,013	1,643,255
Long-term obligations	448,601	475,651
Shareholders' equity	1,321,413	1,358,318

Working capital

        The $108.5 million increase in working capital from December 31, 2004 to June 30, 2005 was primarily due to:

  •
  Cash generated from operations of $154.9 million; and

  •
  Net proceeds of $98.1 million from the transactions with Kos.

        Partially offset by:

  •
  A decrease in accounts receivable of $49.7 million mainly related to the amount and timing of collections of revenue recognized on the sale of Wellbutrin XL and generic products;

  •
  An increase in accrued liabilities mainly related to the remaining unpaid restructuring costs of $13.0 million and the Glumetza™ and Tramadol ODT milestone fees owing of aggregate $26.0 million;

  •
  Repayments of long-term obligations of $28.5 million;

  •
  An increase in current deferred revenue of $12.4 million primarily related to proceeds from the Kos transactions;

  •
  Net additions to property, plant and equipment of $11.3 million; and

  •
  An increase in the provision for inventory obsolescence of $5.7 million related to Cardizem® CD and a write-off of inventory of $4.9 million related to the cost of Cardizem® LA, Teveten and Teveten HCT inventories not purchased by Kos.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $79.2 million decrease in long-lived assets from December 31, 2004 to June 30, 2005, reflected primarily the depreciation of plant and equipment of $16.9 million and the amortization of intangible and other assets of $82.7 million, as well as the $25.5 million write-down of the carrying value of the Teveten and Teveten HCT product rights. These factors were partially offset by the additions of the Glumetza™ and Tramadol ODT product rights of aggregate $26.0 million and net capital expenditures on property, plant and equipment of $11.3 million, which consisted mainly of additions to manufacturing and laboratory equipment, as well as expenditures related to the ongoing expansion of our Steinbach, Manitoba manufacturing facility.

Long-term obligations

        The $27.1 million decrease in long-term obligations, including the current portion thereof, from December 31, 2004 to June 30, 2005, reflected primarily the following instalments:

  •
  Payment of $11.3 million to GSK related to the October 2002 amendments to the Zovirax distribution agreement;

  •
  Final payment of $9.2 million to Wyeth Pharmaceuticals Inc. ("Wyeth") related to the acquisition of Ativan® and Isordil®; and

  •
  Payment of $7.6 million to Merck & Co., Inc. ("Merck") related to the acquisition of Vasotec® and Vaseretic®.

Shareholders' equity

        The $36.9 million decrease in shareholders' equity from December 31, 2004 to June 30, 2005, reflected primarily the net loss of $36.3 million (including $2.3 million of stock-based compensation added to contributed surplus) and a $3.1 million foreign currency translation loss due to a weakening of the Canadian dollar and euro relative to the U.S. dollar.

CASH FLOWS

        At June 30, 2005, we had cash and cash equivalents of $245.4 million, compared with $34.3 million at December 31, 2004. The following table displays cash flow information for the second quarters and first halves of 2005 and 2004:

	Three Months Ended June 30
			Six Months Ended June 30
($ in 000s)
	2005	2004	2005	2004
Net cash provided by operating activities	$87,542	$43,821	$154,930	$107,660
Net cash provided by (used in) investing activities	91,987	(6,347)	85,961	(23,719)
Net cash used in financing activities	(17,886)	(53,635)	(29,601)	(165,368)
Effect of exchange rate changes on cash and cash equivalents	(122)	(129)	(171)	(175)

Net increase (decrease) in cash and cash equivalents	$161,521	$(16,290)	$211,119	$(81,602)

Operating activities

        Net cash provided by operating activities increased $43.7 million from the second quarter of 2004 to the second quarter of 2005 and $47.3 million from the first half of 2004 to the first half of 2005, primarily due to the amount and timing of collections of accounts receivable and payments of accounts payable and accrued liabilities. These factors were partially offset by lower income from operations excluding non-cash items of $9.7 million and $26.2 million in the second quarter and first half of 2005, compared with the corresponding periods of 2004. Net cash provided by operating activities was primarily used to repay long-term obligations in the second quarters and first halves of 2005 and 2004.

Investing activities

        Net cash provided by investing activities increased $98.3 million from the second quarter of 2004 to the second quarter of 2005 and $109.7 million from the first half of 2004 to the first half of 2005, primarily due to:

  •
  An increase of $98.1 million related to the net proceeds from the Kos transactions; and

  •
  A decrease of $9.3 million in the first half of 2005, compared with the first half of 2004, related to our acquisition of Pharma Pass II, LLC's remaining interest in BNC-PHARMAPASS, LLC in the first quarter of 2004.

Financing activities

        Net cash used in financing activities declined $35.7 million from the second quarter of 2004 to the second quarter of 2005 and $135.8 million from the first half of 2004 to the first half of 2005, primarily due to:

  •
  Decreases in repayments under our revolving term credit facility of $40.0 million and $120.0 million in the second quarter and first half of 2005, respectively, compared with the corresponding periods of 2004;

  •
  A decrease of $24.3 million in repayments of other long-term obligations in the first half of 2005, compared with the first half of 2004, mainly related to the final payment of $21.8 million to GSK in the first quarter of 2004 for the Canadian rights to Wellbutrin® and Zyban®; and

  •
  A decrease of $6.3 million related to proceeds on the termination of interest rate swaps in the second quarter of 2004.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2005, we had total long-term obligations of $448.6 million, including the current portion thereof, which included the carrying value of our Notes of $402.1 million and obligations related to the acquisitions of intangible assets of $42.2 million. At June 30, 2005, we had no outstanding borrowings under our revolving term credit facility; however, we had a letter of credit of $27.1 million issued under this facility, which secures the remaining semi-annual payments we are required to make to Merck related to our acquisition of Vasotec® and Vaseretic®. In May 2005, we renewed this credit facility for a one-year term at $250.0 million. This facility is renewable for additional one-year revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. This facility may be used for general corporate purposes, including acquisitions. At June 30, 2005, we were in compliance with all financial and non-financial covenants associated with this facility. Our current corporate credit ratings from Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") are BB+ and B1, respectively, and the current ratings on our Notes from S&P and Moody's are BB- and B2, respectively.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility, will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at June 30, 2005:

	Payments Due by Period
($ in 000s)	Total	2005	2006 and 2007	2008 and 2009	Thereafter
Long-term obligations	$444,139	$7,628	$36,511	$—	$400,000
Operating lease obligations	46,050	3,450	12,600	9,900	20,100
Purchase obligations	30,694	14,505	16,189	—	—

Total contractual obligations	$520,883	$25,583	$65,300	$9,900	$420,100

        The above purchase obligations are in connection with the manufacture and supply of Cardizem® products by Aventis Pharmaceuticals Inc. ("Aventis") and Vasotec® and Vaseretic® by Merck. We are obligated to purchase approximately $12.6 million worth of Cardizem® products from Aventis in both 2005 and 2006. We are obligated to make semi-annual payments to Merck for minimum quantities of Vasotec® and Vaseretic® (regardless of the actual product supplied). The remaining payments to Merck are $1.9 million in 2005 and $3.6 million in 2006.

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties, as these payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization.

        The above table also does not reflect a contingent purchase obligation in connection with the acquisition of Ativan® and Isordil®. On the approval by the FDA of the first Ativan® line extension product that may be developed by us, we will be obligated to pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum from May 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at June 30, 2005, other than operating leases and purchase obligations in connection with the manufacture and supply of Cardizem® products, Vasotec® and Vaseretic®, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not have any material non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities. External independent fund administrators manage our investments. As it is our general intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on London Interbank Offering Rate, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option, we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed rate Notes is affected by changes in interest rates. Prior to July 5, 2005, we managed this exposure to interest rate changes through the use of interest rate swaps, which modified our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate; however, effective July 5, 2005, we terminated the interest rate swap. Based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Sections: 1530, Comprehensive Income; 3855, "Financial Instruments — Recognition and Measurement"; and 3865, "Hedges". Handbook Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Handbook Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and losses would be recognized in comprehensive income. Handbook Section 3865 builds on existing Accounting Guideline No. 13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006; however, early adoption is permitted. We are currently evaluating the effect that the adoption of these standards will have on our results of operations and financial position.

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Exhibit 99.2
BIOVAIL CORPORATION SECOND QUARTER 2005 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
BIOVAIL CORPORATION SECOND QUARTER 2005 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
CONSOLIDATED BALANCE SHEETS
In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION In accordance with Canadian generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)